Brian T. London

Associate

+1.215.963.5886

brian.london@morganlewis.com

November 28, 2018

FILED AS EDGAR CORRESPONDENCE

Ray Be, Esq.

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	The Advisors’ Inner Circle Fund III 485(a) Filing (File Nos. 333-192858 and 811-22920)

Dear Mr. Be:

On behalf of our client, The Advisors’ Inner Circle Fund III (the “Trust”), this letter responds to the comments you provided on behalf of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) via telephone, regarding the Trust’s post-effective amendment no. 150, under the Securities Act of 1933, as amended (the “1933 Act”), and amendment no. 154, under the Investment Company Act of 1940, as amended (the “1940 Act”), to its registration statement filed with the SEC pursuant to Rule 485(a) under the 1933 Act (the “Amendment”) with respect to the SGA International Small-Mid Cap Equity Fund (formerly, SGA International Small Cap Equity Fund) (the “Fund”). Below, we have briefly summarized your comments and questions, followed by our responses. Where indicated, certain of the responses are based on information provided by Strategic Global Advisors, LLC (the “Adviser”) for the specific purpose of responding to the Staff’s comments. Capitalized terms not defined herein should be given the meaning provided in the Amendment.

Comments on the Prospectus

1.	Comment. In the second footnote to the fee table, please replace “preceding the recoupment” with “preceding the date of the recoupment.”

Response. The requested change has been made.

2.	Comment. In the first sentence of the “Related Performance Data of the Adviser” section, please clarify that the Composite includes all accounts managed by the Adviser that have investment objectives, policies and strategies substantially similar to those of the Fund.

Morgan, Lewis & Bockius llp 1701 Market Street Philadelphia, PA 19103-2921 United States	+1.215.963.5000 +1.215.963.5001

Ray Be, Esq.

November 28, 2018

Response. The requested change has been made.

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If you have any questions, need any additional information or would like any clarification, please contact me at (215) 963-5886.

Very truly yours,

/s/ Brian T. London

Brian T. London